GSK plc
79 New Oxford Street
London
WC1A 1DG
T +44 (0)20 8047 5000
March 3, 2025
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen,
Re: Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the
Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities
Exchange Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section
13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that GSK plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended
December 31, 2024, which was filed with the Securities and Exchange Commission on March 3, 2025.
The disclosure can be found on page 300 of the 2024 Annual Report on Form 20-F, under the heading
“Section 13(r) of the Exchange Act”.
Respectfully submitted,

GSK plc

By:	/s/ Julie Brown
Name:	Julie Brown
Title:	Chief Financial Officer
Registered in England & Wales
Company Number : 03888792
Registered Office : 79 New Oxford Street, London, WC1A 1DG